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[VAN KAMPEN LOGO]



                                IMPORTANT NOTICE

August 22, 2005

The joint special meeting of shareholders (the "Meeting") of Van Kampen Strategic Sector Municipal Trust and Van Kampen Select Sector Municipal Trust (each, a "Fund"), was held on August 12, 2005 and has been adjourned to September 23, 2005 to allow additional time to solicit the additional votes needed to approve the proposals as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to you. The adjourned meeting will be held at 9:00 a.m. on September 23, 2005 at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, Illinois.

YOUR VOTE IS IMPORTANT AND YOUR PARTICIPATION IN THE AFFAIRS OF YOUR FUND DOES MAKE A DIFFERENCE.

The purpose of the Meeting is to seek shareholder approval for the reorganization of Van Kampen Strategic Sector Municipal Trust into Van Kampen Select Sector Municipal Trust (the "Reorganization") and the issuance of additional common shares of Van Kampen Select Sector Municipal Trust. The proposed Reorganization seeks to combine similar funds to achieve certain economies of scale and other operational efficiencies.

After careful consideration, the Board of Trustees of each Fund has determined that the Reorganization and the issuance of additional common shares will benefit the common shareholders of each Fund and recommends that you cast your vote "FOR" the proposed Reorganization and the issuance of additional common shares, as applicable.

Please join many of your fellow shareholders and cast your vote. To cast your vote, simply complete the enclosed proxy card and return it in the postage paid envelope provided. As a matter of convenience, you may cast your vote via the Internet or by telephone. Instructions for casting your vote via the Internet or telephone are printed on the enclosed proxy ballot. Additionally, the required control number for either of these methods is printed on the proxy card. If you choose to cast your vote via the Internet or telephone, there is no need to mail the card.

If you have any questions, please do not hesitate to contact the Van Kampen Client Relations Department at 1-800-341-2929.

We appreciate your careful and prompt consideration of this matter.


VAN KAMPEN STRATEGIC SECTOR MUNICIPAL TRUST
VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST

The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800)341-2929 or on the SEC's web site at www.sec.gov